EXHIBIT 12.1
MEDTRONIC, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The ratio of earnings to fixed charges for the six months ended October 25, 2013 was computed based on Medtronic’s current quarterly report on Form 10-Q. The ratio of earnings to fixed charges for the fiscal years ended April 26, 2013, April 27, 2012, April 29, 2011, April 30, 2010, and April 24, 2009 was computed based on Medtronic’s historical consolidated financial information.

(in millions, except ratio of earnings to fixed charges)	Six months ended October 25, 2013	Year ended April 26, 2013	Year ended April 27, 2012	Year ended April 29, 2011	Year ended April 30, 2010	Year ended April 24, 2009
Earnings:
Earnings from continuing operations before income taxes	$2,269	$4,251	$4,145	$3,664	$3,944	$2,469
Noncontrolling interest (income) loss	(1)	(1)	8	8	7	1
Capitalized interest (1)	(2)	(4)	(4)	(4)	(4)	(5)
	$2,266	$4,246	$4,149	$3,668	$3,947	$2,465
Fixed Charges:
Interest expense, gross (2)	$186	$392	$353	$454	$406	$376
Rent interest factor (3)	22	42	46	44	46	45
	$208	$434	$399	$498	$452	$421
Earnings before income taxes and fixed charges	$2,474	$4,680	$4,548	$4,166	$4,399	$2,886
Ratio of earnings to fixed charges	12	11	11	8	10	7

(1) Capitalized interest relates to construction projects in process.
(2) Interest expense, gross consists of interest on indebtedness.
(3) Approximately one-third of rental expense is deemed representative of the interest factor.